Exhibit 99.1

Alpha Tau Announces FDA Approval to Expand Alpha DaRT® U.S. Recurrent Glioblastoma REGAIN Trial; New Trial Data to be Presented at SNO 2026 Annual Meeting

- FDA approves IDE supplement expanding REGAIN from 10 to 20 patients, with additional study endpoints and interim analysis -

- Abstract authored by REGAIN study principal investigator Dr. Joshua Palmer of The Ohio State University accepted for presentation at the Society for Neuro-Oncology (SNO) 2026 Annual Meeting, marking the trial’s first appearance at a scientific meeting -

- Glioblastoma is the most common malignant primary brain tumor in the U.S. -

JERUSALEM, Oct. 19, 2026 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that the U.S. Food and Drug Administration (FDA) has approved an Investigational Device Exemption (IDE) supplement expanding its U.S. REGAIN (Recurrent Glioblastoma Alpha DaRT Intratumoral Therapy) trial. The Company also announced that an abstract has been accepted for presentation at the 31st Annual Meeting of the Society for Neuro-Oncology (SNO), to be held November 12 - 15, 2026, in Philadelphia.

Under the approved supplement, REGAIN can now enroll up to 20 patients, up from the previously approved 10 patients, at the three U.S. academic cancer centers authorized to participate. Based on initial discussions, the Company believes that the expanded trial could generate additional data on the use of Alpha DaRT to treat recurrent glioblastoma, which may support market submission requirements for Alpha DaRT in patients with this disease.

The updated protocol also opens the study to patients with IDH-mutant grade 4 tumors, which the World Health Organization has classified separately from glioblastoma since 2021, adds progression-free survival as a secondary endpoint; and introduces regular quality-of-life assessments. The protocol also provides for an additional interim analysis six months after the fifth patient’s treatment, which occurred in July 2026.

The SNO abstract was submitted by REGAIN principal investigator Dr. Joshua Palmer, Radiation Oncologist at the OSUCCC – James. Titled “First-In-Human Study to Assess the Feasibility and Safety of Intratumoral Diffusing Alpha Emitters for the Treatment of Recurrent Glioblastoma: Safety Interim Analysis (REGAIN),” it will be presented on Friday, November 13, from 7:30 to 9:30 p.m. ET, and will include new trial data, building on the interim results which Alpha Tau had previously announced on May 11, 2026 from the first three treated patients. According to SNO, its annual meeting is the world’s largest neuro-oncology conference, regularly attracting more than 3,000 researchers and clinician-scientists from over 40 countries.

Uzi Sofer, CEO of Alpha Tau, stated: “The FDA’s approval to expand REGAIN represents an important milestone in our efforts to advance Alpha DaRT as a potential treatment option for patients with recurrent glioblastoma, a devastating disease with extremely limited treatment options. We believe that the expanded clinical program, together with the additional interim analysis included in the approved protocol, may help inform our future regulatory development strategy in this indication. We are particularly pleased that updated clinical data from REGAIN will be presented at SNO, one of the world’s leading forums for neuro-oncology research.”

Robert Den, MD, Chief Medical Officer of Alpha Tau, commented: “The expanded REGAIN protocol will allow us to collect a broader and more comprehensive clinical dataset, including measures of progression-free survival, overall survival, and quality of life. These assessments are particularly important in recurrent glioblastoma, where extending survival while preserving neurological function and quality of life remains a major clinical challenge. We look forward to presenting updated clinical findings at SNO and continuing to build the evidence needed to guide the future development of Alpha DaRT in this indication. We are grateful to Dr. Joshua Palmer and his team at The Ohio State University for their leadership and dedication to this important study, and we look forward to sharing its progress with the medical and scientific community.”

About the REGAIN Study

The REGAIN study is a prospective, interventional, open-label, single-arm, multicenter study designed to evaluate the feasibility and safety of Alpha DaRT for the potential treatment of recurrent glioblastoma. The study is expected to enroll up to 20 U.S. patients whose recurrent glioblastoma or IDH-mutant grade 4 tumor is not amenable to surgical resection and who have undergone a prior course of central nervous system radiation. Secondary objectives include radiographic local tumor control, the rate of pseudo-progression, overall survival and progression-free survival, and patients’ quality of life. Additional information about the trial can be found at https://www.clinicaltrials.gov/study/NCT06910306

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company focused on the research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to primarily affect the tumor and to spare healthy tissue surrounding it. For intracranial use, Alpha DaRT sources are delivered via a specialized stereotactic delivery system that interfaces with standard real-time neuronavigation platforms, enabling precise, image-guided source placement through minimally invasive burr-hole access without requiring open craniotomy.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. The Alpha DaRT treatment has not been approved for commercialization or for use for the treatment of recurrent glioblastoma outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in glioblastoma patients, including the expected enrollment and conduct of the REGAIN trial, the implementation of the updated protocol and the timing of the required institutional review board approvals, the timing of any interim analyses, the timing and content of the presentation at the SNO Annual Meeting, potential regulatory pathways for Alpha DaRT in brain cancer, the potential benefits and associated risks, safety, feasibility and efficacy, future applications and uses, and other expectations, beliefs and plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on Form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com